Advisory Agreement

Board Considerations Regarding Continuation of Management and
Sub-Advisory Contracts
      The Trustees unanimously approved the continuation of the
Investment Management Agreement (the Agreement) between First
Trust Advisors L.P. (First Trust) and First Trust/Aberdeen Global
Opportunity Income Fund (the Fund) at a meeting held on March 13,
2006. The Board of Trustees determined that the Agreement is in the best interests of the Fund and that the compensation arrangement set forth in the Agreement is fair and reasonable in light of the nature, extent and quality of the services provided by First Trust and such other matters as the Trustees considered to be relevant in the exercise of their reasonable business judgment.
      To reach this determination, the Trustees considered their duties under the Investment Company Act of 1940, as amended (the 1940 Act), as well as under the general principles of state law in reviewing and approving advisory contracts; the requirements of the 1940 Act in such matters; the fiduciary duty of investment advisers with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards have fulfilled their duties; and the factors to be considered by the Trustees in voting on such agreements.  The
Independent Trustees received advice from independent legal counsel.
The Trustees also applied their business judgment to determine whether the arrangement between the Fund and First Trust was a reasonable business arrangement from the Funds perspective as well as from the perspective of its shareholders.  In reviewing such arrangement, the Board of Trustees considered factors such as the nature, quality and extent of services provided by First Trust under the Agreement and the fairness of the fee charged, whether the fee level reflects any economies of scale, and any profitability realized by First Trust under the Agreement.
      The Trustees considered the nature, quality and extent of services provided by First Trust, including the overall administration of the Fund and First Trusts oversight of Aberdeen Asset Management, Inc.
(Aberdeen), the Funds sub-advisor.  The Board considered the experience and skills of the personnel primarily responsible for providing services to the Fund and noted the compliance program that had been developed by First Trust. In light of these considerations and their overall familiarity with First Trust, the Trustees concluded that the nature, quality and extent of services provided by First Trust to the Fund have been and are expected to remain satisfactory.
      The Trustees reviewed data prepared by Lipper Inc. (Lipper), an independent source, showing the management fees and expense ratios of the Fund compared to those of a peer group that included two other closed-end global income funds using preferred stock leverage or debt leverage.  The Trustees also considered the Funds management fees and expense ratios as compared to a second peer group of eight other closed-end funds, including six funds currently using leverage, as selected by First Trust using data compiled by Lipper. The Trustees noted that the Funds management fees and expense ratios were the highest in both the
Lipper peer group and the First Trust-selected peer group.  The Trustees noted that in light of the small number of funds in each peer group, and the differences between the Fund and the other funds in each peer group, the
Funds management fees were within an acceptable range of the peer group and consistent with reasonable expectations in light of the nature, quality and extent of services provided by First Trust. The Trustees also considered the Funds performance for the one-year period ended
December 31, 2005 as compared to that of other funds in the peer group and performance universe selected by Lipper and the performance universe selected by First Trust.  The Trustees noted that First Trust did not provide services to any other institutional clients that have similar investment objectives and policies to the Fund. The Board noted the strong performance of the Fund over the one-year period. In addition, the Trustees considered the market price and net asset value performance of the Fund since inception, and compared the Funds discount to the average and median discount of each peer group, noting that the Funds discount was indicative of the asset class. The Trustees concluded that the Funds performance was reasonable. On the basis of the information provided, the Trustees concluded that the Funds management fees were reasonable and appropriate in light of the nature, quality and extent of services provided by First Trust.
      The Trustees noted that First Trust has continued to invest in personnel and infrastructure but had not identified any economies of scale realized by the Fund and had indicated that, because the Fund is a closed-end fund that is not issuing more shares other than pursuant to its dividend reinvestment plan, First Trust believed that any discussion of economies of scale was not meaningful. The Trustees concluded that the management fee reflects an appropriate level of sharing of any economies of scale.  The Trustees also considered the costs of the services provided and profits realized by First Trust from its relationship with the Fund for the twelve months ended December 31, 2005, as set forth in the materials
provided to the Board.    The Trustees noted the inherent limitations in the
profitability analysis, and concluded that First Trusts profitability appeared to be not unreasonable in light of the services provided to the Fund. In addition, the Trustees considered and discussed any ancillary benefits derived by First Trust from its relationship with the Fund and noted that First Trust receives no brokerage or soft dollars from the Fund and therefore the typical fall-out benefits are not present. The Trustees concluded that any other fall-out benefits received by First Trust or its affiliates would appear to be attenuated. Based on all of the factors considered, the Trustees concluded that it was in the best interests of the Fund to approve the continuation of the Agreement, including the fees to be charged for the services thereunder. No single factor was determinative in the Boards analysis.
      At the March 13, 2006 meeting, the Trustees also approved the continuation of the Investment Sub-Advisory Agreement (the
Sub-Advisory Agreement) among the Fund, First Trust and Aberdeen, after considering the factors discussed above, as well as the following information. The Trustees considered the nature, quality and extent of services provided by Aberdeen under the Sub-Advisory Agreement. They received a presentation from representatives of Aberdeen. They concluded that Aberdeen had managed the Fund consistent with its investment objectives and policies. The Trustees also considered information provided by Aberdeen as to the fees it charges to other clients, including two other funds managed by it. The Board noted Aberdeens representation that these funds are not directly comparable to the Fund.
The Board also noted that Lipper had not provided any data on fees paid to sub-advisors of similar funds. The Trustees considered Aberdeens representation that because it manages the Fund in a similar fashion to other accounts it is able to achieve economies of scale through relationships with brokers, administrative systems and other efficiencies and that while it expects internal costs to rise, it continues to expect to experience the benefits of economies of scale. Based on the information provided, the Trustees concluded that the sub-advisory fees were reasonable. The Trustees considered the sub-advisory fee rate and how it related to the overall management fee structure of the Fund. The Trustees considered that the sub-advisory fee rate was negotiated at arms length between First Trust and Aberdeen, an unaffiliated third party, and that First Trust compensates Aberdeen from its fees. The Trustees also considered data provided by Aberdeen as to the profitability of the Sub-Advisory Agreement to Aberdeen. The Trustees noted the inherent limitations in this profitability analysis and concluded that the profitability analysis for First Trust was more relevant, although the profitability of the Sub-Advisory Agreement appeared to be not unreasonable in light of the services provided to the Fund. The Trustees noted that Aberdeen does not maintain any soft-dollar arrangements and that Aberdeen indicated that it does benefit from having its name associated with the management of the Fund and the greater prominence that generates for Aberdeen. Based on all of the factors considered, the Trustees concluded that it was in the best interests of the Fund to approve the continuation of the Sub-Advisory Agreement, including the fees to be charged for the services thereunder.
No single factor was determinative in the Boards analysis.